Drug Name	Active Ingredient	Approval Date	FDA-approved use on approval date*
Prepopik	sodium picosulfate, magnesium oxide and citric acid	7/16/2012	To help cleanse the colon in adults preparing for colonoscopy.
Kyprolis	carfilzomib	7/20/2012	To treat patients with multiple myeloma who have received at least two prior therapies, including treatment with Velcade (bortezomib) and an immunomodulatory.
raxibacumab	raxibacumab	12/14/2012	To treat inhalational anthrax, a form of the infectious disease caused by breathing in the spores of the bacterium Bacillus anthracis.
Sirturo	bedaquiline	12/28/2012	As part of combination therapy to treat adults with multi-drug resistant pulmonary tuberculosis (TB) when other alternatives are not available.
Eliquis	apixaban	12/28/2012	To reduce the risk of stroke and dangerous blood clots (systemic embolism) in patients with atrial fibrillation that is not caused by a heart valve problem.
Fulyzaq	crofelemer	12/31/2012	To treat HIV/AIDS patients whose diarrhea is not caused by an infection from a virus, bacteria, or parasite.
Nesina	alogliptin	1/25/2013	To improve blood sugar control in adults with type 2 diabetes.
Kynamro	mipomersen sodium	1/29/2013	To treat patients with a rare type of high cholesterol called homozygous familial hypercholesterolemia (HoFH).
Pomalyst	pomalidomide	2/8/2013	To treat patients with multiple myeloma whose disease progressed after being treated with other cancer drugs.
Kadcyla	ado-trastuzumab emtansine	2/22/2013	For patients with HER2-positive, late-stage (metastatic) breast cancer.
Osphena	ospemifene	2/26/2013	To treat women experiencing moderate to severe dyspareunia (pain during sexual intercourse), a symptom of vulvar and vaginal atrophy due to menopause.
Lymphoseek	technetium Tc 99m tilmanocept	3/13/2013	A radioactive diagnostic imaging agent that helps doctors locate lymph nodes in patients with breast cancer or melanoma who are undergoing surgery to remove tumor-draining lymph nodes.
Dotarem	gadoterate meglumine	3/20/2013	For use in magnetic resonance imaging (MRI) of the brain, spine and associated tissues of patients ages 2 years and older.
Tecfidera	dimethyl fumarate	3/27/2013	To treat adults with relapsing forms of multiple sclerosis (MS).
Invokana	canagliflozin	3/29/2013	Used with diet and exercise, to improve glycemic control in adults with type 2 diabetes.
Breo Ellipta	fluticasone furoate and vilanterol inhalation powder	5/10/2013	For the long-term, once-daily, maintenance treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and/or emphysema.
Xofigo	radium Ra 223 dichloride	5/15/2013	To treat men with symptomatic late-stage (metastatic) castration-resistant prostate cancer that has spread to bones but not to other organs.
Mekinist	trametinib	5/29/2013	To treat patients whose tumors express the BRAF V600E or V600K gene mutations.
Tafinlar	dabrafenib	5/29/2013	To treat patients with melanoma whose tumors express the BRAF V600E gene mutation.
Gilotrif	afatinib	7/12/2013	For patients with late stage (metastatic) non-small cell lung cancer (NSCLC) whose tumors express specific types of epidermal growth factor receptor (EGFR) gene mutations, as detected by an FDA-approved test.
Tivicay	dolutegravir	8/12/2013	To treat HIV-1 infection.
Brintellix	vortioxetine	9/30/2013	To treat adults with major depressive disorder.
Duavee	conjugated estrogens/bazedoxifene	10/3/2013	To treat moderate-to-severe hot flashes (vasomotor symptoms) associated with menopause and to prevent osteoporosis after menopause.
Adempas	riociguat	10/8/2013	To treat adults with two forms of pulmonary hypertension.
Opsumit	macitentan	10/18/2013	To treat adults with pulmonary arterial hypertension (PAH), a chronic, progressive and debilitating disease that can lead to death or the need for lung transplantation.
Vizamyl	flutemetamol F 18 injection	10/25/2013	A radioactive diagnostic drug for use with positron emission tomography (PET) imaging of the brain in adults being evaluated for Alzheimer's disease (AD) and dementia.
Gazyva	obinutuzumab	11/1/2013	For use in combination with chlorambucil to treat patients with previously untreated chronic lymphocytic leukemia (CLL).
Aptiom	eslicarbazepine acetate	11/8/2013	As an add-on medication to treat seizures associated with epilepsy.
Imbruvica	ibrutinib	11/13/2013	To treat patients with mantle cell lymphoma (MCL), a rare and aggressive type of blood cancer.
Luzu	luliconazole	11/14/2013	For the topical treatment of interdigital tinea pedis, tinea cruris, and tinea corporis caused by the organisms Trichophyton rubrum and Epidermophyton floccosum, in patients 18 years of age and older.
Olysio	simeprevir	11/22/2013	To treat chronic hepatitis C virus infection.
Sovaldi	sofosbuvir	12/6/2013	To treat chronic hepatitis C virus (HCV) infection.
Anoro Ellipta	umeclidinium and vilanterol inhalation powder	12/18/2013	For the once-daily, long-term maintenance treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD).
Farxiga	dapagliflozin	1/8/2014	To improve glycemic control, along with diet and exercise, in adults with type 2 diabetes
Hetlioz	tasimelteon	1/31/2014	To treat non-24- hour sleep-wake disorder ("non-24") in totally blind individuals. Non-24 is a chronic circadian rhythm (body clock) disorder in the blind that causes problems with the timing of sleep.
Vimizim	elosulfase alfa	2/14/2014	Treatment for Mucopolysaccharidosis Type IVA (Morquio A syndrome)
Northera	droxidopa	2/18/2014	To treat neurogenic orthostatic hypotension (NOH)
Myalept	metreleptin for injection	2/24/2014	To treat the complications of leptin deficiency
Impavido	miltefosine	3/19/2014	To treat a tropical disease called leishmaniasis
Neuraceq	florbetaben F 18 injection	3/19/2014	For Positron EmissionTomography (PET) imaging of the brain
Otezla	apremilast	3/21/2014	To treat adults with active psoriatic arthritis (PsA)
Tanzeum	albiglutide	4/15/2014	To improve glycemic control, along with diet and exercise, in adults with type 2 diabetes
Cyramza	ramucirumab	4/21/2014	To treat patients with advanced stomach cancer or gastroesophageal junction adenocarcinoma
Sylvant	siltuximab	4/23/2014	To treat patients with multicentric Castleman's disease (MCD), a rare disorder similar to lymphoma (cancer of the lymph nodes)
Zykadia	ceritinib	4/29/2014	To treat patients with a certain type of late-stage (metastatic) non-small cell lung cancer (NSCLC)
Zontivity	vorapaxar	5/8/2014	To reduce the risk of heart attacks and stroke in high-risk patients
Entyvio	vedolizumab	5/20/2014	To treat adult patients with moderate to severe ulcerative colitis and adult patients with moderate to severe Crohn's disease
Dalvance	dalbavancin	5/23/2014	To treat adults with skin infections
Jublia	efinaconazole	6/6/2014	Treat mild to moderate onychomycosis (fungal infection)
Sivextro (tablet)	tedizolid phosphate	6/20/2014	To treat adults with skin infections
Beleodaq	belinostat	7/3/2014	To treat patients with peripheral T-cell lymphoma (PTCL)
Kerydin	tavaborole	7/7/2014	For the topical treatment of onychomycosis of the toenails
Zydelig	idelalisib	7/23/2014	To treat patients with trhee types of blood cancers
Striverdi Respimat	olodaterol	7/31/2014	To treat chronic obstructive pulmonary disease
Orbactiv	oritavancin	8/6/2014	To treat adults with skin infections
Belsomra	suvorexant	8/13/2014	To treat difficulty in falling and staying asleep (insomnia)
Plegridy	peginterferon beta-1a	8/15/2014	For the treatment of patients with relapsing forms of multiple sclerosis
Cerdelga	eliglustat	8/19/2014	For the long-term treatment of adult patients with the Type 1 form of Gaucher disease
Keytruda	pembrolizumab	9/4/2014	For treatment of patients with advanced or unresectable melanoma who are no longer responding to other drugs.
Movantik	naloxegol	9/16/2014	To treat opioid-induced constipation in adults with chronic non-cancer pain.
Trulicity	dulaglutide	9/18/2014	To treat adults with type 2 diabetes.
Lumason	sulfur hexafluoride lipid microsphere	10/10/2014	For patients whose ultrasound image of the heart (echocardiograms) are hard to see with ultrasound waves
Akynzeo	netupitant and palonosetron	10/10/2014	To treat nausea and vomiting in patients undergoing cancer chemotherapy
Harvoni	ledipasvir/sofosbuvir	10/10/2014	To treat chronic hepatitis C virus (HCV) genotype 1 infection
Esbriet	pirfenidone	10/15/2014	For the treatment of idiopathic pulmonary fibrosis (IPF)
Ofev	nintedanib	10/15/2014	For the treatment of idiopathic pulmonary fibrosis (IPF)
Blincyto	blinatumomab	12/3/2014	To treat patients with Philadelphia chromosome-negative precursor B-cell acute lymphoblastic leukemia (B-cell ALL)
Xtoro	finafloxacin otic suspension	12/17/2014	To treat acute otitis externa, commonly known as swimmer's ear
Rapivab	peramivir	12/19/2014	To treat influenza infection in adults
Zerbaxa	ceftolozane/tazobactam	12/19/2014	To treat adults with complicated intra-abdominal infections (cIAI) and complicated urinary tract infections (cUTI)
Viekira Pak	(ombitasvir, paritaprevir and ritonavir tablets co-packaged with dasabuvir tablets)	12/19/2014	To treat patients with chronic hepatitis C virus (HCV) genotype 1 infection, including those with a type of advanced liver disease called cirrhosis
Lynparza	olaparib	12/19/2014	To treat advanced ovarian cancer
Opdivo	nivolumab	12/22/2014	To treat patients with unresectable (cannot be removed by surgery) or metastatic (advanced) melanoma who no longer respond to other drugs
Cosentyx	secukinumab	1/21/2015	To treat adults with moderate-to-severe plaque psoriasis
Natpara	parathyroid horomone	1/23/2015	To control hypocalcemia (low blood calcium levels) in patients with hypoparathyroidism
Ibrance	palbociclib	2/3/2015	To treat advanced (metastatic) breast cancer
Lenvima	lenvatinib	2/13/2015	To treat patients with progressive, differentiated thyroid cancer (DTC) whose disease progressed despite receiving radioactive iodine therapy (radioactive iodine refractory disease).
Farydak	panobinostat	2/23/2015	To treat patients with multiple myeloma
Avycaz	ceftazidime-avibactam	2/25/2015	To treat adults with complicated intra-abdominal infections (cIAI), in combination with metronidazole, and complicated urinary tract infections (cUTI), including kidney infections (pyelonephritis), who have limited or no alternative treatment options.
Cresemba	isavuconazonium sulfate	3/6/2015	To treat adults with invasive aspergillosis and invasive mucormycosis, rare but serious infections
Unituxin	dinutuximab	3/10/2015	To treat pediatric patients with high-risk neuroblastoma
Cholbam	cholic acid	3/17/2015	To treat pediatric and adult patients with bile acid synthesis disorders due to single enzyme defects, and for patients with peroxisomal disorders
Corlanor	ivabradine	4/15/2015	To reduce hospitalization from worsening heart failure.
Kybella	deoxycholic acid	4/29/2015	To treat adults with moderate-to-severe fat below the chin, known as submental fat
Viberzi	eluxadoline	5/27/2015	To treat irritable bowel syndrome with diarrhea (IBS-D) in adult men and women.
Kengreal	cangrelor	6/22/2015	To prevent the formation of harmful blood clots in the coronary arteries for adult patients undergoing percutaneous coronary intervention
Orkambi	lumacaftor 200 mg/ivacaftor 125 mg	7/2/2015	To treat cystic fibrosis
Entresto	sacubitril/valsartan	7/7/2015	To treat heart failure
Rexulti	brexpiprazole	7/10/2015	To treat schizophrenia and as an add on to an antidepressant to treat major depressive disorder
Daklinza	daclatasvir	7/24/2015	To treat chronic hepatitis C virus (HCV) genotype 3 infections
Odomzo	sonidegib	7/24/2015	To treat patients with locally advanced basal cell carcinoma that has recurred following surgery or radiation therapy, or who are not candidates for surgery or radiation therapy.
Praluent	alirocumab	7/24/2015	To treat certain patients with high cholesterol
Addyi	flibanserin	8/18/2015	To treat acquired, generalized hypoactive sexual desire disorder (HSDD) in premenopausal women
Repatha	evolocumab	8/27/2015	To treat certain patients with high cholesterol
Varubi	rolapitant	9/1/2015	To prevent delayed phase chemotherapy-induced nausea and vomiting (emesis)
Xuriden	uridine triacetate	9/4/2015	To treat patients with hereditary orotic aciduria
Vraylar	cariprazine	9/17/2015	To treat schizophrenia and bipolar disorder in adults
Lonsurf	trifluridine and tipiracil	9/22/2015	To treat patients with an advanced form of colorectal cancer who are no longer responding to other therapies

Tresiba	insulin degludec injection	9/25/2015	To improve blood sugar (glucose) control in adults with diabetes mellitus
Aristada	aripiprazole lauroxil	10/5/2015	To treat adults with schizophrenia
Praxbind	idarucizumab	10/16/2015	For use in patients who are taking the anticoagulant Pradaxa (dabigatran) during emergency situations when there is a need to reverse Pradaxa's blood-thinning effects.
Veltassa	patiromer for oral suspension	10/21/2015	To treat hyperkalemia, a serious condition in which the amount of potassium in the blood is too high.
Strensiq	asfotase alfa	10/23/2015	To treat perinatal, infantile and juvenile-onset hypophosphatasia (HPP).
Yondelis	trabectedin	10/23/2015	To treat specific soft tissue sarcomas (STS) – liposarcoma and leiomyosarcoma – that cannot be removed by surgery (unresectable) or is advanced (metastatic).
Nucala	mepolizumab	11/4/2015	For use with other asthma medicines for the maintenance treatment of asthma in patients age 12 years and older.
Genvoya	a fixed-dose combination tablet containing elvitegravir, cobicistat, emtricitabine, and tenofovir alafenamide	11/5/2015	For use as a complete regimen for the treatment of HIV-1 infection in adults and pediatric patients 12 years of age and older
Cotellic	cobimetinib	11/10/2015	To be used in combination with vemurafenib to treat advanced melanoma that has spread to other parts of the body or can't be removed by surgery, and that has a certain type of abnormal gene (BRAF V600E or V600K mutation)
Tagrisso	osimertinib	11/13/2015	To treat certain patients with non-small cell lung cancer
Darzalex	daratumumab	11/16/2015	To treat patients with multiple myeloma who have received at least three prior treatments.
Ninlaro	ixazomib	11/20/2015	To treat people with multiple myeloma who have received at least one prior therapy
Portrazza	necitumumab	11/24/2015	To treat patients with advanced (metastatic) squamous non-small cell lung cancer (NSCLC) who have not previously received medication specifically for treating their advanced lung cancer
Empliciti	elotuzumab	11/30/2015	To treat people with multiple myeloma who have received one to three prior medications
Kanuma	sebelipase alfa	12/8/2015	To treat patients with a rare disease known as lysosomal acid lipase (LAL) deficiency
Alecensa	alectinib	12/11/2015	To treat ALK-positive lung cancer
Bridion	sugammadex	12/15/2015	To reverse effects of neuromuscular blocking drugs used during surgery
Uptravi	selexipag	12/21/2015	To treat pulmonary arterial hypertension
Zurampic	lesinurad	12/22/2015	To treat high blood uric acid levels associated with gout
Zepatier	elbasvir and grazoprevir	1/28/2016	To treat patients with chronic hepatitis C virus (HCV) genotypes 1 and 4 infections in adult patients.
Briviact	brivaracetam	2/18/2016	To treat partial onset seizures in patients age 16 years and older with epilepsy.
Anthim	obiltoxaximab	3/18/2016	To treat inhalational anthrax in combination with appropriate antibacterial drugs.
Taltz	ixekizumab	3/22/2016	To treat adults with moderate-to-severe plaque psoriasis.
Cinqair	reslizumab	3/23/2016	To treat severe asthma
Defitelio	defibrotide sodium	3/30/2016	To treat adults and children who develop hepatic veno-occlusive disease with additional kidney or lung abnormalities after they receive a stem cell transplant from blood or bone marrow called hematopoietic stem cell transplantation
Venclexta	venetoclax	4/11/2016	For chronic lymphocytic leukemia in patients with a specific chromosomal abnormality
Nuplazid	pimavanserin	4/29/2016	To treat hallucinations and delusions associated with psychosis experienced by some people with Parkinson's disease
Tecentriq	atezolizumab	5/18/2016	To treat urothelial carcinoma, the most common type of bladder cancer
Axumin	fluciclovine F 18	5/27/2016	A new diagnostic imaging agent to detect recurrent prostate cancer
Ocaliva	obeticholic acid	5/27/2016	To treat rare, chronic liver disease
Zinbryta	daclizumab	5/27/2016	To treat multiple sclerosis
NETSPOT	gallium Ga 68 dotatate	6/1/2016	A diagnostic imaging agent to detect rare neuroendocrine tumors
Epclusa	sofosbuvir and velpatasvir	6/28/2016	To treat all six major forms of hepatitis C virus
Xiidra	lifitegrast ophthalmic solution	7/11/2016	To treat the signs and symptoms of dry eye disease
Adlyxin	lixisenatide	7/27/2016	To improve glycemic control (blood sugar levels)
Exondys 51	eteplirsen	9/19/2016	To treat patients with Duchenne muscular dystrophy
Lartruvo	olaratumab	10/19/2016	To treat adults with certain types of soft tissue sarcoma
Zinplava	bezlotoxumab	10/21/2016	To reduce the recurrence of Clostridium difficile infection in patients aged 18 years or older
Eucrisa	crisaborole	12/14/2016	To treat mild to moderate eczema (atopic dermatitis) in patients two years of age and older
Rubraca	rucaparib	12/19/2016	To treat women with a certain type of ovarian cancer
Spinraza	nusinersen	12/23/2016	To treat children and adults with spinal muscular atrophy (SMA)
Trulance	plecanatide	1/19/2017	To treat Chronic Idiopathic Constipation (CIC) in adult patients.
Parsabiv	etelcalcetide	2/7/2017	To treat secondary hyperparathyroidism in adult patients with chronic kidney disease undergoing dialysis
Emflaza	deflazacort	2/9/2017	To treat patients age 5 years and older with Duchenne muscular dystrophy (DMD)
Siliq	brodalumab	2/15/2017	To treat adults with moderate-to-severe plaque psoriasis
Xermelo	telotristat ethyl	2/28/2017	To treat carcinoid syndrome diarrhea
Kisqali	ribociclib	3/13/2017	To treat postmenopausal women with a type of advanced breast cancer
Xadago	safinamide	3/21/2017	To treat Parkinson's disease
Symproic	naldemedine	3/23/2017	For the treatment of opioid-induced constipation
Bavencio	avelumab	3/23/2017	To treat metastatic Merkel cell carcinoma
Zejula	niraparib	3/27/2017	For the maintenance treatment for recurrent epithelial ovarian, fallopian tube or primary peritoneal cancers
Ocrevus	ocrelizumab	3/28/2017	To treat patients with relapsing and primary progressive forms of multiple sclerosis
Dupixent	dupilumab	3/28/2017	To treat adults with moderate-to-severe eczema (atopic dermatitis)
Ingrezza	valbenazine	4/11/2017	To treat adults with tardive dyskinesia
Brineura	cerliponase alfa	4/27/2017	To treat a specific form of Batten disease
Tymlos	abaloparatide	4/28/2017	To treat osteoporosis in postmenopausal women at high risk of fracture or those who have failed other therapies
Rydapt	midostaurin	4/28/2017	To treat acute myeloid leukemia, advanced systemic mastocytosis
Alunbrig	brigatinib	4/28/2017	To treat patients with anaplastic lymphoma kinase (ALK)-positive metastatic non-small cell lung cancer (NSCLC) who have progressed on or are intolerant to crizotinib
Imfinzi	durvalumab	5/1/2017	To treat patients with locally advanced or metastatic urothelial carcinoma
Radicava	edaravone	5/5/2017	To treat patients with amyotrophic lateral sclerosis (ALS)
Kevzara	sarilumab	5/22/2017	To treat adult rheumatoid arthritis
Baxdela	delafloxacin	6/19/2017	To treat patients with acute bacterial skin infections
Bevyxxa	betrixaban	6/23/2017	For the prophylaxis of venous thromboembolism (VTE) in adult patients hospitalized for an acute medical illness
Tremfya	guselkumab	7/13/2017	For the treatment of adult patients with moderate-to-severe plaque psoriasis
Nerlynx	neratinib maleate	7/17/2017	To reduce the risk of breast cancer returning
Vosevi	sofosbuvir, velpatasvir and voxilaprevir	7/18/2017	To treat adults with chronic hepatitis C virus
Idhifa	enasidenib	8/1/2017	To treat relapsed or refractory acute myeloid leukemia
Mavyret	glecaprevir and pibrentasvir	8/3/2017	To treat adults with chronic hepatitis C virus
Besponsa	inotuzumab ozogamicin	8/17/2017	To treat adults with relapsed or refractory acute lymphoblastic leukemia
benznidazole	benznidazole	8/29/2017	To treat children ages 2 to 12 years old with Chagas disease
Vabomere	meropenem and vaborbactam	8/29/2017	To treat adults with complicated urinary tract infections
Aliqopa	copanlisib	9/14/2017	To treat adults with relapsed follicular lymphoma
Solosec	secnidazole	9/15/2017	To treat bacterial vaginosis
Verzenio	abemaciclib	9/28/2017	To treat certain advanced or metastatic breast cancers
Calquence	acalabrutinib	10/31/2017	To treat adults with mantle cell lymphoma
Vyzulta	latanoprostene bunod ophthalmic solution	11/2/2017	To treat intraocular pressure in patients with open-angle glaucoma or ocular hypertension.
Prevymis	letermovir	11/8/2017	To prevent infection after bone marrow transplant
Mepsevii	vestronidase alfa-vjbk	11/15/2017	To treat pediatric and adult patients with an inherited metabolic condition called mucopolysaccharidosis type VII (MPS VII), also known as Sly syndrome.
Hemlibra	emicizumab	11/16/2017	To prevent or reduce the frequency of bleeding episodes in adult and pediatric patients with hemophilia A who have developed antibodies called Factor VIII (FVIII) inhibitors.
Ozempic	semaglutide	12/5/2017	To improve glycemic control in adults with type 2 diabetes mellitus
Xepi	ozenoxacin	12/11/2017	To treat impetigo
Rhopressa	netarsudil	12/18/2017	To treat glaucoma or ocular hypertension
Steglatro	ertugliflozin	12/19/2017	To improve glycemic control in adults with type 2 diabetes mellitus
Macrilen	macimorelin acetate	12/20/2017	For the diagnosis of adult growth hormone deficiency
Giapreza	angiotensin II	12/21/2017	To increase blood pressure in adults with septic or other distributive shock
Lutathera	lutetium Lu 177 dotatate	1/26/2018	To treat a type of cancer that affects the pancreas or gastrointestinal tract called gastroenteropancreatic neuroendocrine tumors (GEP-NETs).
Biktarvy	bictegravir, emtricitabine, tenofovir alafenamide	2/7/2018	To treat infection in adults who have no antiretroviral treatment history or to replace the current antiretroviral regimen
Symdeko	tezacaftor; ivacaftor	2/12/2018	To treat cystic fibrosis in patients age 12 years and older
Erleada	apalutamide	2/14/2018	To treat a certain type of prostate cancer using novel clinical trial endpoint
Trogarzo	ibalizumab-uiyk	3/6/2018	To treat HIV patients who have limited treatment options
Ilumya	tildrakizumab	3/20/2018	To treat adults with moderate-to-severe plaque psoriasis who are candidates for systemic therapy or phototherapy
Crysvita	burosumab-twza	4/17/2018	To treat adults and children ages 1 year and older with x-linked hypophosphatemia (XLH), a rare, inherited form of rickets
Tavalisse	fostamatinib	4/17/2018	To treat thrombocytopenia in adult patients with persistent or chronic immune thrombocytopenia (ITP)
Akynzeo	fosnetupitant and palonosetron	4/19/2018	To prevent acute and delayed nausea and vomiting associated with initial and repeat courses of highly emetogenic cancer chemotherapy
Lucemyra	lofexidine hydrochloride	5/16/2018	For the non-opioid treatment for management of opioid withdrawal symptoms in adults
Aimovig	erenumab-aooe	5/17/2018	For the preventive treatment for migraine
Lokelma	sodium zirconium cyclosilicate	5/18/2018	To treat hyperkalemia
Doptelet	avatrombopag	5/21/2018	To treat low blood platelet count (thrombocytopenia) in adults with chronic liver disease who are scheduled to undergo a medical or dental procedure
Palynziq	pegvaliase-pqpz	5/24/2018	To treat adults with a rare and serious genetic disease known as phenylketonuria (PKU)

Olumiant	baricitinib	5/31/2018	To treat moderately to severely active rheumatoid arthritis
Moxidectin	moxidectin	6/13/2018	To treat onchocerciasis due to Onchocerca volvulus in patients aged 12 years and older
Vyleesi	bremelanotide	6/21/2018	To treat hypoactive sexual desire disorder in premenopausal women.
Zemdri	plazomicin	6/25/2018	To treat adults with complicated urinary tract infections
Epidioloex	cannabidiol	6/25/2018	To treat rare, severe forms of epilepsy
Braftovi	encorafenib	6/27/2018	To treat unresectable or metastatic melanoma
Mektovi	binimetinib	6/27/2018	To treat unresectable or metastatic melanoma
TPOXX	tecovirimat	7/13/2018	To treat smallpox
Krintafel	tafenoquine	7/20/2018	For the radical cure (prevention of relapse) of Plasmodium vivax malaria
Tibsovo	ivosidenib	7/20/2018	To treat patients with relapsed or refractory acute myeloid leukemia
Orilissa	elagolix sodium	7/23/2018	For the management of moderate to severe pain associated with endometriosis
Omegaven	fish oil triglycerides	7/27/2018	As a source of calories and fatty acids in pediatric patients with parenteral nutrition-associated cholestasis
Mulpleta	lusutrombopag	7/31/2018	To treat thrombocytopenia in adult patients with chronic liver disease who are scheduled to undergo a procedure
Poteligeo	mogamulizumab-kpkc	8/8/2018	To treat two rare types of non-Hodgkin lymphoma
Galafold	migalastat	8/10/2018	To treat treat adults with Fabry disease.
Annovera	segesterone acetate and ethinyl estradiol vaginal system	8/10/2018	New vaginal ring used to prevent pregnancy for an entire year
Onpattro	patisiran	8/10/2018	To treat the polyneuropathy of hereditary transthyretin-mediated amyloidosis in adult patients
Diacomit	stiripentol	8/20/2018	To treat seizures associated with Dravet syndrome in patients 2 years of age and older taking clobazam
Oxervate	cenegermin-bkbj	8/22/2018	To treat neurotrophic keratitis
Takhzyro	lanadelumab	8/23/2018	To treat types I and II hereditary angioedema
Xerava	eravacycline	8/27/2018	To treat complicated intra-abdominal infections in patients 18 years of age and older
Pifeltro	doravirine	8/30/2018	To treat HIV-1 infection in adult patients
Lumoxiti	moxetumomab pasudotox-tdfk	9/13/2018	To treat hairy cell leukemia
Ajovy	fremanezumab-vfrm	9/14/2018	For the preventive treatment of migraine in adults
Copiktra	duvelisib	9/24/2018	To treat relapsed or refractory chronic lymphocytic leukemia, small lymphocytic lymphoma and follicular lymphoma
VizimproExternal Link Disclain	dacomitinib	9/27/2018	To treat metastatic non-small-cell lung cancer
Emgality	galcanezumab-gnlm	9/27/2018	For the preventive treatment of migraine in adults
Libtayo	cemiplimab-rwlc	9/28/2018	To treat cutaneous squamous cell carcinoma (CSCC)
Seysara	sarecycline	10/1/2018	To treat inflammatory lesions of non-nodular moderate to severe acne vulgaris in patients 9 years of age and older
Nuzyra	omadacycline	10/2/2018	To treat community-acquired bacterial pneumonia and acute bacterial skin and skin structure infections
Tegsedi	inotersen	10/5/2018	To treat polyneuropathy of hereditary transthyretin-mediated amyloidosis in adults
Revcovi	elapegademase-lvlr	10/5/2018	To treat Adenosine Deaminase-Severe Combined Immunodeficiency (ADA-SCID)
Talzenna	talazoparib	10/16/2018	To treat locally advanced or metastatic breast cancer patients with a germline BRCA mutation.
Xofluza	baloxavir marboxil	10/24/2018	To treat acute uncomplicated influenza in patients who have been symptomatic for no more than 48 hours.
Lorbrena	lorlatinib	11/2/2018	To treat patients with anaplastic lymphoma kinase (ALK)-positive metastatic non-small cell lung cancer
Yupelri	revefenacin	11/9/2018	To treat patients with chronic obstructive pulmonary disease (COPD)
Aemcolo	rifamycin	11/16/2018	To treat travelers' diarrhea
Gamifant	emapalumab-lzsgemapalumab-lzsg	11/20/2018	To treat primary hemophagocytic lymphohistiocytosis (HLH)
Daurismo	glasdegib	11/21/2018	To treat newly-diagnosed acute myeloid leukemia (AML) in adult patients
Vitrakvi	larotrectinib	11/26/2018	To treat patients whose cancers have a specific genetic feature (biomarker)
Xospata	gilteritinib	11/28/2018	To treat patients who have relapsed or refractory acute myeloid leukemia (AML)
Motegrity	prucalopride	12/14/2018	To treat chronic idiopathic constipation
Asparlas	calaspargase pegol-mknl	12/20/2018	To treat acute lymphoblastic leukemia (ALL) in pediatric and young adult patients age 1 month to 21 years
Ultomiris	ravulizumab	12/21/2018	To treat paroxysmal nocturnal hemoglobinuria (PNH)
Elzonris	tagraxofusp-erzs	12/21/2018	To treat blastic plasmacytoid dendritic cell neoplasm (BPDCN)
Cablivi	caplacizumab-yhdp	2/6/2019	To treat adult patients with acquired thrombotic thrombocytopenic purpura (aTTP)
Egaten	triclabendazole	2/13/2019	To treat fascioliasis, a parasitic infestation caused by two species of flatworms or trematodes that mainly the affect the liver, sometimes referred to as "liver flukes"
Zulresso	brexanolone	3/19/2019	To treat postpartum depression (PPD) in adult women
Sunosi	solriamfetol	3/20/2019	To treat excessive sleepiness in adult patients with narcolepsy or obstructive sleep apnea
Mayzent	siponimod	3/26/2019	To treat adults with relapsing forms of multiple sclerosis
Evenity	romosozumab-aqqg	4/9/2019	To treat osteoporosis in postmenopausal women at high risk of fracture
Balversa	erdafitinib	4/12/2019	To treat adult patients with locally advanced or metastatic bladder cancer
Skyrizi	risankizumab-rzaa	4/23/2019	To treat moderate-to-severe plaque psoriasis in adults who are candidates for systemic therapy or phototherapy
Vyndaqel	tafamidis meglumine	5/3/2019	To treat heart disease (cardiomyopathy) caused by transthyretin mediated amyloidosis (ATTR-CM) in adults
Piqray	alpelisib	5/24/2019	To treat breast cancer
Polivy	polatuzumab vedotin-piiq	6/10/2019	To treat adult patients with relapsed or refractory diffuse large B-cell lymphoma
Xpovio	selinexor	7/3/2019	To treat adult patients with relapsed or refractory multiple myeloma (RRMM)
Recarbrio	imipenem, cilastatin and relebactam	7/16/2019	To treat complicated urinary tract and complicated intra-abdominal infections
Accrufer	ferric maltol	7/25/2019	To treat iron deficiency anemia in adults
Nubeqa	darolutamide	7/30/2019	To treat adult patients with non-metastatic castration resistant prostate cancer
Turalio	pexidartinib	8/2/2019	To treat adult patients with symptomatic tenosynovial giant cell tumor
Wakix	pitolisant	8/14/2019	To treat excessive daytime sleepiness (EDS) in adult patients with narcolepsy
	pretomanid	8/14/2019	For treatment-resistant forms of tuberculosis that affects the lungs
Rozlytrek	entrectinib	8/15/2019	To treat adult patients with metastatic non-small cell lung cancer (NSCLC) whose tumors are ROS1-positive
Rinvoq	upadacitinib	8/16/2019	To treat adults with moderately to severely active rheumatoid arthritis
Inrebic	fedratinib	8/16/2019	To treat adult patients with intermediate-2 or high-risk primary or secondary myelofibrosis
Xenleta	lefamulin	8/19/2019	To treat adults with community-acquired bacterial pneumonia
Ga-68-DOTATOC	Ga-68-DOTATOC	8/21/2019	For use with positron emission tomography (PET) for localization of somatostatin receptor positive neuroendocrine tumors (NETs)
Nourianz	istradefylline	8/27/2019	To treat adult patients with Parkinson's disease experiencing "off" episodes
Ibsrela	tenapanor	9/12/2019	To treat irritable bowel syndrome with constipation in adults.
Aklief	trifarotene	10/4/2019	For the topical treatment of acne vulgaris in patients 9 years of age and older
Beovu	brolucizumab–dbll	10/7/2019	Treatment of wet age-related macular degeneration
Scenesse	afamelanotide	10/8/2019	To increase pain-free light exposure in adult patients with a history of phototoxic reactions (damage to skin) from erythropoietic protoporphyria
	fluorodopa F 18	10/10/2019	A diagnostic agent for use in positron emission tomography (PET) to help diagnose adult patients with suspected Parkinsonian syndromes (PS)
Reyvow	lasmiditan	10/11/2019	For the acute treatment of migraine with or without aura, in adults
Trikafta	elexacaftor/ivacaftor/tezacaftor	10/21/2019	To treat patients 12 years of age and older with the most common gene mutation that causes cystic fibrosis
ExEm Foam	air polymer-type A	11/7/2019	A diagnostic agent used to assess fallopian tube patency (openness) in women with known or suspected infertility
Reblozyl	luspatercept–aamt	11/8/2019	For the treatment of anemia in adult patients with beta thalassemia who require regular red blood cell transfusions
Fetroja	cefiderocol	11/14/2019	To treat patients with complicated urinary tract infections who have limited or no alternative treatment options
Brukinsa	zanubrutinib	11/14/2019	To treat certain patients with mantle cell lymphoma, a form of blood cancer
Adakveo	crizanlizumab-tmca	11/15/2019	To treat patients with painful complication of sickle cell disease
Givlaari	givosiran	11/20/2019	To treat acute hepatic porphyria, a rare blood disorder
Xcopri	cenobamate	11/21/2019	To treat partial onset seizures
Oxbryta	voxelotor	11/25/2019	To treat sickle cell disease
Vyondys 53	golodirsen	12/12/2019	To treat certain patients with Duchenne muscular dystrophy
Padcev	enfortumab vedotin-ejfv	12/18/2019	To treat refractory bladder cancer
Enhertu	fam-trastuzumab deruxtecan-nxki	12/20/2019	To treat metastatic breast cancer
Dayvigo	lemborexant	12/20/2019	To treat insomnia
Caplyta	lumateperone tosylate	12/20/2019	To treat schizophrenia
TissueBlue	Brilliant Blue G Ophthalmic Solution	12/20/2019	Dye used in eye surgery
Ubrelvy	ubrogepant	12/23/2019	to treat acute treatment of migraine with or without aura in adults
Ayvakit	avapritinib	1/9/2020	To treat adults with unresectable or metastatic gastrointestinal stromal tumor (GIST)
Tepezza	teprotumumab-trbw	1/21/2020	To treat Thyroid eye disease
Tazverik	tazemetostat	1/23/2020	To treat epithelioid sarcoma
Pizensy	lactitol	2/12/2020	To treat chronic idiopathic constipation (CIC) in adults
Vyepti	eptinezumab-jjmr	2/21/2020	For the preventive treatment of migraine in adults
Nexletol	bempedoic acid	2/21/2020	To treat adults with heterozygous familial hypercholesterolemia or established atherosclerotic cardiovascular disease who require additional lowering of LDL-C
Barhemsys	amisulpride	2/26/2020	To help prevent nausea and vomiting after surgery
Nurtec ODT	rimegepant	2/27/2020	To treat migraine

Sarclisa	isatuximab	3/2/2020	To treat multiple myloma
Isturisa	osilodrostat	3/6/2020	To treat adults with Cushing’s disease who either cannot undergo pituitary gland surgery or have undergone the surgery but still have the disease
Zeposia	ozanimod	3/25/2020	To treat relapsing forms of multiple sclerosis
Koselugo	selumetinib	4/10/2020	To treat neurofibromatosis type 1, a genetic disorder of the nervous system causing tumors to grow on nerves
Pemazyre	pemigatinib	4/17/2020	To treat certain patients with cholangiocarcinoma, a rare form of cancer that forms in bile ducts
Tukysa	tucatinib	4/17/2020	To treat advanced unresectable or metastatic HER2-positive breast cancer
Trodelvy	sacituzumab govitecan-hziy	4/22/2020	To treat adult patients with metastatic triple-negative breast cancer who received at least two prior therapies for metastatic disease
Ongentys	opicapone	4/24/2020	To treat patients with Parkinson’s disease experiencing “off” episodes
Tabrecta	capmatinib	5/6/2020	To treat patients with non small cell lung cancer
Retevmo	selpercatinib	5/8/2020	To treat lung and thyroid cancers
Qinlock	ripretinib	5/15/2020	To treat advanced gastrointestinal-stromal tumors
Cerianna	fluoroestradiol F18	5/20/2020	Diagnostic imaging agent for certain patients with breast cancer
Artesunate	artesunate	5/26/2020	To treat severe malaria
Tauvid	flortaucipir F18	5/28/2020	Diagnostic agent for patients with Alzheimer’s disease
Uplizna	inebilizumab-cdon	6/11/2020	To treat neuromyelitis optica spectrum disorder
Zepzelca	lurbinectedin	6/15/2020	To treat metastatic small cell lung cancer
Dojolvi	triheptanoin	6/30/2020	To treat molecularly long-chain fatty acid oxidation disorders
Rukobia	fostemsavir	7/2/2020	To treat HIV
Byfavo	remimazolam	7/2/2020	For sedation
Inqovi	decitabine and cedazuridine	7/7/2020	To treat adult patients with myelodysplastic syndromes
Xeglyze	abametapir	7/24/2020	To treat head lice
Monjuvi	tafasitamab-cxix	7/31/2020	To treat relapsed or refractory diffuse large B-cell lymphoma
Blenrep	belantamab mafodotin-blmf	8/5/2020	To treat multiple myeloma
Lampit	nifurtimox	8/6/2020	To treat Chagas disease in certain pediatric patients younger than age 18
Olinvyk	oliceridine	8/7/2020	To manage acute pain in certain adults
Evrysdi	risdiplam	8/7/2020	To treat spinal muscular atrophy
Viltepso	viltolarsen	8/12/2020	To treat Duchenne muscular dystrophy
Enspryng	satralizumab-mwge	8/14/2020	To treat neuromyelitis optica spectrum disorder
Winlevi	clascoterone	8/26/2020	To treat acne
Sogroya	somapacitan-beco	8/28/2020	Growth hormone
Detectnet	copper Cu 64 dotatate injection	9/3/2020	To help detect certain types of neuroendocrine tumors
Gavreto	pralsetinib	9/4/2020	To treat non-small lung cancer
Inmazeb	atoltivimab, maftivimab, and odesivimab-ebgn	10/14/2020	To treat ebola virus
Veklury	remdesivir	10/22/2020	To treat COVID-19
Zokinvy	lonafarnib	11/20/2020	To treat rare conditions related to premature aging
Oxlumo	lumasiran	11/23/2020	To treat hyperoxaluria type 1
Danyelza	naxitamab-gqgk	11/25/2020	To treat high-risk refractory or relapsed neuroblastoma
Imcivree	setmelanotide	11/25/2020	To treat obesity and the control of hunger associated with pro-opiomelanocortin deficiency, a rare disorder that causes severe obesity that begins at an early age
Gallium 68 PSMA-11	Gallium 68 PSMA-11	12/1/2020	For detection and localization of prostate cancer
Orladeyo	berotralstat	12/3/2020	To treat patients with hereditary angioedema
Klisyri	tirbanibulin	12/14/2020	To treat actinic Keratosis of the face or scalp
Margenza	margetuximab (anti-HER2 mAb	12/16/2020	To treat HER2+ breast cancer
Orgovyx	relugolix	12/18/2020	To treat advanced prostate cancer
Ebanga	ansuvimab-zykl	12/21/2020	To treat ebola
Gemtesa	vibegron	12/23/2020	To treat overactive bladder
Verquvo	vericiguat	1/19/2021	To mitigate the risk of cardiovascular death and hospitalization for chronic heart failure
Cabenuva	cabotegravir and rilpivirine (co-packaged)	1/21/2021	To treat HIV
Lupkynis	voclosporin	1/22/2021	To treat lupus nephritis
Tepmetko	tepotinib	2/3/2021	To treat non-small cell lung cancer
Ukoniq	umbralisib	2/5/2021	To treat marginal zone lymphoma and follicular lymphoma
Evkeeza	evinacumab-dgnb	2/11/2021	To treat homozygous familial hypercholesterolemia
Cosela	trilacicilib	2/12/2021	To mitigate chemotherapy-induced myelosuppression in small cell lung cancer
Amondys 45	casimersen	2/25/2021	To treat Duchenne muscular dystrophy
Pepaxto	melphalan flufenamide	2/26/2021	To treat relapsed or refractory multiple myeloma
Nulibry	fosdenopterin	2/26/2021	To reduce the risk of mortality in molybdenum cofactor deficiency Type A
Azstarys	serdexmethylphenidate and	3/2/2021	To treat attention deficit hyperactivity disorder
Fotivda	tivozanib	3/10/2021	To treat renal cell carcinoma
Ponvory	ponesimod	3/18/2021	To treat relapsing forms of multiple sclerosis
Zegalogue	dasiglucagon	3/22/2021	To treat severe hypoglycemia
Qelbree	viloxazine	4/2/2021	To treat attention deficit hyperactivity disorder
Nextstellis	drospirenone and estetrol	4/15/2021	To prevent pregnancy
Jemperli	dostarlimab-gxly	4/22/2021	To treat endometrial cancer
Zynlonta	loncastuximab tesirine-lpyl	4/23/2021	To treat certain types of relapsed or refractory large B-cell lymphoma
Azstarys	serdexmethylphenidate and dexmethylphenidate	5/7/2021	To treat attention deficit hyperactivity disorder
Empaveli	pegcetacoplan	5/14/2021	To treat paroxysmal nocturnal hemoglobinuria
Rybrevant	amivantamab-vmjw	5/21/2021	To treat a subset of non-small cell lung cancer
Pylarify	piflufolastat F 18	5/26/2021	To identify prostate-specific membrane antigen-positive lesions in prostate cancer
Lybalvi	olanzapine and samidorphan	5/28/2021	To treat schizophrenia and certain aspects of bipolar I disorder
Truseltiq	infigratinib	5/28/2021	To treat cholangiocarcinoma whose disease meets certain criteria
Lumakras	sotorasib	5/28/2021	To treat types of non-small cell lung cancer
Brexafemme	ibrexafungerp	6/1/2021	To treat vulvovaginal candidiasis
Aduhelm	aducanumab-avwa	6/7/2021	To treat Alzheimer’s disease
Rylaze	asparaginase erwinia chrysanthemi (recombinant)-rywn	6/30/2021	To treat acute lymphoblastic leukemia and lymphoblastic lymphoma in patients who are allergic to E. coli-derived asparaginase products, as a component of a chemotherapy regimen
Kerendia	finerenone	7/9/2021	To reduce the risk of kidney and heart complications in chronic kidney disease associated with type 2 diabetes
Rezurock	belumosudil	7/16/2021	To treat chronic graft-versus-host disease after failure of at least two prior lines of systemic therapy
fexinidazole	fexinidazole	7/16/2021	To treat human African trypanosomiasis caused by the parasite Trypanosoma brucei gambiense
Bylvay	odevixibat	7/20/2021	To treat pruritus
Saphnelo	anifrolumab-fnia	7/30/2021	To treat moderate-to severe systemic lupus erythematousus along with standard therapy
Nexviazyme	avalglucosidase alfa-ngpt	8/6/2021	To treat late-onset Pompe disease
Welireg	belzutifan	8/13/2021	To treat von Hippel-Lindau disease under certain conditions
Korsuva	difelikefalin	8/23/2021	To treat moderate-to-severe pruritus associated with chronic kidney disease in certain populations
Skytrofa	lonapegsomatropin-tcgd	8/25/2021	To treat short stature due to inadequate secretion of endogenous growth hormone
Exkivity	mobocertinib	9/15/2021	To treat locally advanced or metastatic non-small cell lung cancer with epidermal growth factor receptor exon 20 insertion mutations
Tivdak	tisotumab vedotin-tftv	9/20/2021	To treat recurrent or metastatic cervical cancer with disease progression on or after chemotherapy
Qulipta	atogepant	9/28/2021	To prevent episodic migraines
Livmarli	maralixibat	9/29/2021	To treat cholestatic pruritus associated with Alagille syndrome
Tavneos	avacopan	10/7/2021	To treat severe active anti-neutrophil cytoplasmic autoantibody-associated vasculitis (granulomatosis with polyangiitis and microscopic polyangiitis) in combination with standard therapy, including glucocorticoids
Scemblix	asciminib	10/29/2021	To treat Philadelphia chromosome-positive chronic myeloid leukemia with disease that meets certain criteria
Besremi	ropeginterferon alfa-2b-njft	11/12/2021	To treat polycythemia vera, a blood disease that causes the overproduction of red blood cells
Voxzogo	vosoritide	11/19/2021	To improve growth in children five years of age and older with achondroplasia and open epiphyses
Livtencity	maribavir	11/23/2021	To treat post-transplant cytomegalovirus (CMV) infection/disease that does not respond (with or without genetic mutations that cause resistance) to available antiviral treatment for CMV
Cytalux	pafolacianine	11/29/2021	To help identify ovarian cancer lesions
Vyvgart	efgartigimod alfa-fcab	12/17/2021	To treat generalized myasthenia gravis
Tezspire	tezepelumab-ekko	12/17/2021	To treat severe asthma as an add-on maintenance therapy
Leqvio	inclisiran	12/22/2021	To treat heterozygous familial hypercholesterolemia or clinical atherosclerotic cardiovascular disease as an add-on therapy
Adbry	tralokinumab-ldrm	12/27/2021	To treat moderate-to-severe atopic dermatitis
Quviviq	daridorexant	1/7/2022	To treat insomnia
Cibinqo	abrocitinib	1/14/2022	To treat refractory, moderate-to-severe atopic dermatitis
Kimmtrak	tebentafusp-tebn	1/25/2022	To treat unresectable or metastatic uveal melanoma

Vabysmo	faricimab-svoa	1/28/2022	To treat neovascular (wet) aged-related macular degeneration and diabetic macular edema
Enjaymo	sutimlimab-jome	2/4/2022	To decrease the need for red blood cell transfusion due to hemolysis in cold agglutinin disease
Pyrukynd	mitapivat	2/17/2022	To treat hemolytic anemia in pyruvate kinase deficiency
Vonjo	pacritinib	2/28/2022	To treat intermediate or high-risk primary or secondary myelofibrosis in adults with low platelets
Opdualag	nivolumab and relatlimab-rmbw	3/18/2022	To treat unresectable or metastatic melanoma
Ztalmy	ganaxolone	3/18/2022	To treat seizures in cyclin-dependent kinase-like 5 deficiency disorder
Pluvicto	lutetium (177Lu) vipivotide tetraxetan	3/23/2022	To treat prostate-specific membrane antigen-positive metastatic castration-resistant prostate cancer following other therapies
Vivjoa	oteseconazole	4/26/2022	To reduce the incidence of recurrent vulvovaginal candidiasis (RVVC) in females with a history of RVVC who are not of reproductive potential
Camzyos	mavacamten	4/28/2022	To treat certain classes of obstructive hypertrophic cardiomyopathy
Voquezna	vonoprazan, amoxicillin, and clarithromycin	5/3/2022	To treat Helicobacter pylori infection
Mounjaro	tirzepatide	5/13/2022	To improve blood sugar control in diabetes, in addition to diet and exercise Press Release
Vtama	tapinarof	5/23/2022	To treat plaque psoriasis
Amvuttra	vutrisiran	6/13/2022	To treat polyneuropathy of hereditary transthyretin-mediated amyloidosis
Xenpozyme	Olipudase alfa	8/31/2022	To treat Acid Sphingomyelinase DeficiencyPress Release
Spevigo	spesolimab-sbzo	9/1/2022	To treat generalized pustular psoriasis flares
Daxxify	daxibotulinumtoixnA-lanm	9/7/2022	To treat moderate-to-severe glabellar lines associated with corrugator and/or procerus muscle activity
Rolvedon	eflapegrastim	9/9/2022	To decrease the incidence of infection in patients with non-myeloid malignancies receiving myelosuppressive anti-cancer drugs associated with clinically significant incidence of febrile neutropenia
Sotyktu	deucravacitinib	9/9/2022	To treat moderate-to-severe plaque psoriasis
Terlivaz	terlipressin	9/14/2022	To improve kidney function in adults with hepatorenal syndrome with rapid reduction in kidney function
Elucirem	gadopiclenol	9/21/2022	To detect and visualize lesions, together with MRI, with abnormal vascularity in the central nervous system and the body
Omlonti	oomidenepag isopropyl ophthalmic solution	9/22/2022	To reduce elevated intraocular pressure in patients with open-angle glaucoma or ocular hypertension
Relyvrio	sodium phenylbutyrate/taurursodiol	9/29/2022	To treat amyotrophic lateral sclerosis (ALS)Press Release
Lytgobi	futibatinib	9/30/2022	To treat intrahepatic cholangiocarcinoma harboring fibroblast growth factor receptor 2 (FGFR2) gene fusions or other rearrangements
Imjudo	tremelimumab	10/21/2022	To treat unresectable hepatocellular carcinoma
Tecvayli	teclistamab-cqyv	10/25/2022	To treat relapsed or refractory multiple myeloma among adults who have received at least four specific lines of therapy
Elahere	mirvetuximab soravtansine-gynx	11/14/2022	To treat patients with recurrent ovarian cancer that is resistant to platinum therapy
Tzield	teplizumab-mzwv	11/18/2022	To delay the onset of stage 3 type 1 diabetesPress Release
Rezlidhia	olutasidenib	12/1/2022	To treat adults with relapsed or refractory acute myeloid leukemia with a susceptible isocitrate dehydrogenase-1 (IDH1) mutation
Krazati	adagrasib	12/12/2022	To treat KRAS G12C-mutated locally advanced or metastatic non-small cell lung cancer in adults who have received at least one prior systemic therapy
Lunsumio	mosunetuzumab-axgb	12/22/2022	To treat adults with relapsed or refractory follicular lymphoma, a type of non-Hodgkin lymphoma
Sunlenca	lenacapavir	12/22/2022	To treat adults with HIV whose HIV infections cannot be successfully treated with other available treatments due to resistance, intolerance, or safety considerationsPress Release
Xenoview	hyperpolarized Xe-129	12/23/2022	To evaluate pulmonary function and imaging
NexoBrid	anacaulase-bcdb	12/28/2022	To remove eschar in adults with deep partial thickness or full thickness thermal burns
Briumvi	ublituximab-xiiy	12/28/2022	To treat relapsing forms of multiple sclerosis
Leqembi	lecanemab-irmb	1/6/2023	To treat Alzheimer's diseasePress Release
Brenzavvy	bexagliflozin	1/20/2023	To improve glycemic control in adults with type 2 diabetes mellitus as an adjunct to diet and exercise
Orserdu	elacestrant	1/27/2023	To treat estrogen receptor-positive, human epidermal growth factor receptor 2-negative, ESR1-mutated, advanced or metastatic breast cancer with disease progression following at least one line of endocrine therapy
Jaypirca	pirtobrutinib	1/27/2023	To treat relapsed or refractory mantle cell lymphoma in adults who have had at least two lines of systemic therapy, including a BTK inhibitor
Jesduvroq	daprodustat	2/1/2023	To treat anemia caused by chronic kidney disease for adults on dialysis for at least four monthsPress Release
Lamzede	velmanase alfa-tycv	2/16/2023	To treat non-central nervous system manifestations of alpha-mannosidosis
Filspari	sparsentan	2/17/2023	To reduce proteinuria in adults with primary immunoglobulin A nephropathy at risk of rapid disease progression
Skyclarys	omaveloxolone	2/28/2023	To treat Friedrich's ataxia
Zavzpret	zavegepant	3/9/2023	To treat migraine
Daybue	trofinetide	3/10/2023	To treat Rett syndrome
Rezzayo	rezafungin	3/22/2023	To treat candidemia and invasive candidiasis
Zynyz	retifanlimab-dlwr	3/22/2023	To treat metastatic or recurrent locally advanced Merkel cell carcinoma
Joenja	leniolisib	3/24/2023	To treat activated phosphoinositide 3-kinase delta syndrome
Qalsody	tofersen	4/25/2023	To treat amyotrophic lateral sclerosis in adults who have a SOD1 gene mutation
Firdapse	amifampridine	11/28/2028	To treat Lambert-Eaton myasthenic syndrome (LEMS) in adults
Jardiance	empagliflozin	8/1/2104	To improve gylcemic control in adults with type 2 diabetes
Voraxaze	glucarpidase	1/17/12	To treat patients with toxic levels of methotrexate in their blood due to kidney failure.
Picato	ingenol mebutate	1/23/12	For the topical treatment of actinic keratosis.
Inlyta	axitinib	1/27/12	To treat patients with advanced kidney cancer (renal cell carcinoma) who have not responded to another drug for this type of cancer.
Erivedge	vismodegib	1/30/12	To treat adult patients with basal cell carcinoma, the most common type of skin cancer.
Kalydeco	ivacaftor	1/31/12	For the treatment of a rare form of cystic fibrosis (CF) in patients ages 6 years and older who have the specific G551D mutation in the Cystic Fibrosis Transmembrane Regulator (CFTR) gene.
Savaysa	edoxaban	1/8/2015	To reduce the risk of stroke and dangerous blood clots (systemic embolism) in patients with atrial fibrillation that is not caused by a heart valve problem
Jeuveau	prabotulinumtoxinA-xvfs	2/1/2019	For the temporary improvement in the appearance of moderate to severe glabellar lines associated with corrugator and/or procerus muscle activity in adult patients
Zioptan	tafluprost	2/10/12	For reducing elevated intraocular pressure in patients with open-angle glaucoma or ocular hypertension.
Omontys	peginesatide	3/27/12	To treat anemia, a condition in which the body does not have enough healthy red blood cells, in adult dialysis patients who have chronic kidney disease (CKD).
Surfaxin	lucinactant	3/6/12	For the prevention of respiratory distress syndrome (RDS), a breathing disorder that affects premature infants.
Stendra	avanafil	4/27/12	To treat erectile dysfunction.
Amyvid	Florbetapir F 18	4/6/12	Used as a radioactive diagnostic agent for Positron Emission Tomography (PET) imaging of the brain to estimate β-amyloid neuritic plaque density in adult patients with cognitive impairment who are being evaluated for Alzheimer's Disease (AD) and other causes of cognitive decline.
Elelyso	taliglucerase alfa	5/1/12	For long-term enzyme replacement therapy to treat a form of Gaucher disease, a rare genetic disorder
Belviq	lorcaserin hydrochloride	6/27/12	For chronic weight management.
Myrbetriq	mirabegron	6/28/12	To treat adults with overactive bladder.
Perjeta	pertuzumab	6/8/12	To treat patients with HER2-positive late-stage (metastatic) breast cancer.
Jetrea	ocriplasmin	10/17/12	To treat an eye condition called symptomatic vitreomacular adhesion (VMA).
Fycompa	perampanel	10/22/12	To treat partial onset seizures in patients with epilepsy ages 12 years and older.
Synribo	omacetaxine mepesuccinate	10/26/12	To treat adults with chronic myelogenous leukemia (CML), a blood and bone marrow disease.
Fasenra	benralizumab	11/14/2017	For add-on maintenance treatment of patients with severe asthma aged 12 years and older, and with an eosinophilic phenotype
Cometriq	cabozantinib	11/29/12	To treat medullary thyroid cancer that has spread to other parts of the body (metastasized).
Xeljanz	tofacitinib	11/6/12	To treat adults with moderately to severely active rheumatoid arthritis (RA) who have had an inadequate response to, or who are intolerant of, methotrexate.
Signifor	pasereotide	12/14/12	To treat Cushing's disease patients who cannot be helped through surgery
Iclusig	ponatinib	12/14/12	To treat adults with chronic myeloid leukemia (CML) and Philadelphia chromosome positive acute lymphoblastic leukemia (Ph+ ALL), two rare blood and bone marrow diseases.
Juxtapid	lomitapide	12/21/12	To reduce low-density lipoprotein (LDL) cholesterol, total cholesterol, apolipoprotein B, and non-high-density lipoprotein (non-HDL) cholesterol in patients with homozygous familial hypercholesterolemia (HoFH).
Gattex	teduglutide	12/21/12	To treat adults with short bowel syndrome (SBS) who need additional nutrition from intravenous feeding (parenteral nutrition).
Austedo	deutetrabenazine	4/3/2017	For the treatment of chorea associated with Huntington's disease
Tudorza Pressair	aclidinium bromide	7/23/12	For the long-term maintenance treatment of bronchospasm associated with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and emphysema.
Stribild	elvitegravir, cobicistat, emtricitabine, tenofovir disoproxil fumarate	8/27/12	A once-a-day combination pill to treat HIV-1 infection in adults who have never been treated for HIV infection.
Neutroval	tbo-filgrastim	8/29/12	To reduce the time certain patients receiving cancer chemotherapy experience severe neutropenia, a decrease in infection-fighting white blood cells called neutrophils.
Zaltrap	ziv-aflibercept	8/3/12	For use in combination with a FOLFIRI (folinic acid, fluorouracil and irinotecan) chemotherapy regimen to treat adults with colorectal cancer.
Linzess	linaclotide	8/30/12	To treat chronic idiopathic constipation and to treat irritable bowel syndrome with constipation (IBS-C) in adults.
Xtandi	enzalutamide	8/31/12	To treat men with late-stage (metastatic) castration-resistant prostate cancer that has spread or recurred, even with medical or surgical therapy to minimize testosterone.
Choline C 11 Injection	Choline C 11 Injection	9/12/12	A Positron Emission Tomography (PET) imaging agent used to help detect recurrent prostate cancer.
Aubagio	teriflunomide	9/12/12	For the treatment of adults with relapsing forms of multiple sclerosis (MS).
Stivarga	regorafenib	9/27/12	To treat patients with colorectal cancer that has progressed after treatment and spread to other parts of the body (metastatic).
Bosulif	bosutinib	9/4/12	To treat chronic myelogenous leukemia (CML), a blood and bone marrow disease that usually affects older adults.
			To treat adult and pediatric patients 12 years of age and older with solid tumors

Drug Name	Active Ingredient	Approval Date	FDA-approved use on approval date
Fycompa	perampanel	10/22/12	To treat partial onset seizures in patients with epilepsy ages 12 years and older.
Brintellix	vortioxetine	9/30/2013	To treat adults with major depressive disorder.
Aptiom	eslicarbazepine acetate	11/8/2013	As an add-on medication to treat seizures associated with epilepsy.
Hetlioz	tasimelteon	1/31/2014	To treat non-24- hour sleep-wake disorder ("non-24") in totally blind individuals. Non-24 is a chronic circadian rhythm (body clock) disorder in the blind that causes problems with the timing of sleep.
Belsomra	suvorexant	8/13/2014	To treat difficulty in falling and staying asleep (insomnia)
Rexulti	brexpiprazole	7/10/2015	To treat schizophrenia and as an add on to an antidepressant to treat major depressive disorder
Addyi	flibanserin	8/18/2015	To treat acquired, generalized hypoactive sexual desire disorder (HSDD) in premenopausal women
Vraylar	cariprazine	9/17/2015	To treat schizophrenia and bipolar disorder in adults
Aristada	aripiprazole lauroxil	10/5/2015	To treat adults with schizophrenia
Briviact	brivaracetam	2/18/2016	To treat partial onset seizures in patients age 16 years and older with epilepsy.
Nuplazid	pimavanserin	4/29/2016	To treat hallucinations and delusions associated with psychosis experienced by some people with Parkinson's disease
Exondys 51	eteplirsen	9/19/2016	To treat patients with Duchenne muscular dystrophy
Emflaza	deflazacort	2/9/2017	To treat patients age 5 years and older with Duchenne muscular dystrophy (DMD)
Xadago	safinamide	3/21/2017	To treat Parkinson's disease
Ingrezza	valbenazine	4/11/2017	To treat adults with tardive dyskinesia
Brineura	cerliponase alfa	4/27/2017	To treat a specific form of Batten disease
Lucemyra	lofexidine hydrochloride	5/16/2018	For the non-opioid treatment for management of opioid withdrawal symptoms in adults
Aimovig	erenumab-aooe	5/17/2018	For the preventive treatment for migraine
Epidioloex	cannabidiol	6/25/2018	To treat rare, severe forms of epilepsy
Diacomit	stiripentol	8/20/2018	To treat seizures associated with Dravet syndrome in patients 2 years of age and older taking clobazam
Ajovy	fremanezumab-vfrm	9/14/2018	For the preventive treatment of migraine in adults
Emgality	galcanezumab-gnlm	9/27/2018	For the preventive treatment of migraine in adults
Zulresso	brexanolone	3/19/2019	To treat postpartum depression (PPD) in adult women
Sunosi	solriamfetol	3/20/2019	To treat excessive sleepiness in adult patients with narcolepsy or obstructive sleep apnea
Wakix	pitolisant	8/14/2019	To treat excessive daytime sleepiness (EDS) in adult patients with narcolepsy
Nourianz	istradefylline	8/27/2019	To treat adult patients with Parkinson's disease experiencing "off" episodes
Reyvow	lasmiditan	10/11/2019	For the acute treatment of migraine with or without aura, in adults
Xcopri	cenobamate	11/21/2019	To treat partial onset seizures
Vyondys 53	golodirsen	12/12/2019	To treat certain patients with Duchenne muscular dystrophy
Caplyta	lumateperone tosylate	12/20/2019	To treat schizophrenia
Ubrelvy	ubrogepant	12/23/2019	to treat acute treatment of migraine with or without aura in adults
Vyepti	eptinezumab-jjmr	2/21/2020	For the preventive treatment of migraine in adults
Nurtec ODT	rimegepant	2/27/2020	To treat migraine
Ongentys	opicapone	4/24/2020	To treat patients with Parkinson's disease experiencing "off" episodes
Viltepso	viltolarsen	8/12/2020	To treat Duchenne muscular dystrophy
Enspryng	satralizumab-mwge	8/14/2020	To treat neuromyelitis optica spectrum disorder
Imcivree	setmelanotide	11/25/2020	To treat obesity and the control of hunger associated with pro-opiomelanocortin deficiency, a rare disorder that causes severe obesity that begins at an early age
Amondys 45	casimersen	2/25/2021	To treat Duchenne muscular dystrophy
Qelbree	viloxazine	4/2/2021	To treat attention deficit hyperactivity disorder
Azstarys	serdexmethylphenidate and dexmethylphenidate	5/7/2021	To treat attention deficit hyperactivity disord
Lybalvi	olanzapine and samidorphan	5/28/2021	To treat schizophrenia and certain aspects of bipolar I disorder
Aduhelm	aducanumab-avwa	6/7/2021	To treat Alzheimer's disease
Qulipta	atogepant	9/28/2021	To prevent episodic migraine
Quviviq	daridorexant	1/7/2022	To treat insomnia
Leqembi	lecanemab-irmb	1/6/2023	To treat Alzheimer's disease
Skyclarys	omaveloxolone	2/28/2023	To treat Friedrich's ataxia
Zavzpret	zavegepant	3/9/2023	To treat migraine
Daybue	trofinetide	3/10/2023	To treat Rett syndrome
Qalsody	tofersen	4/25/2023	To treat amyotrophic lateral sclerosis in adults who have a SOD1 gene mutation
Briumvi	ublituximab-xiiy	12/28/2022	To treat relapsing forms of multiple sclerosis
Relyvrio	sodium phenylbutyrate/taurursodiol	9/29/2022	To treat amyotrophic lateral sclerosis (ALS)Press Release
Ztalmy	ganaxolone	3/18/2022	To treat seizures in cyclin-dependent kinase-like 5 deficiency disorder
Olinvyk	oliceridine	8/7/2020	To manage acute pain in certain adults
Evrysdi	risdiplam	8/7/2020	To treat spinal muscular atrophy
Zeposia	ozanimod	3/25/2020	To treat relapsing forms of multiple sclerosis
Dayvigo	lemborexant	12/20/2019	To treat insomnia
Mayzent	siponimod	3/26/2019	To treat adults with relapsing forms of multiple sclerosis
Onpattro	patisiran	8/10/2018	To treat the polyneuropathy of hereditary transthyretin-mediated amyloidosis in adult patients
Ocrevus	ocrelizumab	3/28/2017	To treat patients with relapsing and primary progressive forms of multiple sclerosis
Spinraza	nusinersen	12/23/2016	To treat children and adults with spinal muscular atrophy (SMA)

Zinbryta	daclizumab	5/27/2016	To treat multiple sclerosis
Plegridy	peginterferon beta-1a	8/15/2014	For the treatment of patients with relapsing forms of multiple sclerosis
Aubagio	teriflunomide	9/12/12	For the treatment of adults with relapsing forms of multiple sclerosis (MS).

Drug Name	Active Ingredient	Approval Date	FDA-approved use on approval date
Brintellix	vortioxetine	9/30/2013	To treat adults with major depressive disorder.
Belsomra	suvorexant	8/13/2014	To treat difficulty in falling and staying asleep (insomnia)
Rexulti	brexpiprazole	7/10/2015	To treat schizophrenia and as an add on to an antidepressant to treat major depressive disorder
Vraylar	cariprazine	9/17/2015	To treat schizophrenia and bipolar disorder in adults
Aristada	aripiprazole lauroxil	10/5/2015	To treat adults with schizophrenia
Lucemyra	lofexidine hydrochloride	5/16/2018	For the non-opioid treatment for management of opioid withdrawal symptoms in adults
Aimovig	erenumab-aooe	5/17/2018	For the preventive treatment for migraine
Ajovy	fremanezumab-vfrm	9/14/2018	For the preventive treatment of migraine in adults
Emgality	galcanezumab-gnlm	9/27/2018	For the preventive treatment of migraine in adults
Zulresso	brexanolone	3/19/2019	To treat postpartum depression (PPD) in adult women
Reyvow	lasmiditan	10/11/2019	For the acute treatment of migraine with or without aura, in adults
Caplyta	lumateperone tosylate	12/20/2019	To treat schizophrenia
Ubrelvy	ubrogepant	12/23/2019	to treat acute treatment of migraine with or without aura in adults
Vyepti	eptinezumab-jjmr	2/21/2020	For the preventive treatment of migraine in adults
Nurtec ODT	rimegepant	2/27/2020	To treat migraine
Qelbree	viloxazine	4/2/2021	To treat attention deficit hyperactivity disorder
Azstarys	serdexmethylphenidate and dexmethylphenidate	5/7/2021	To treat attention deficit hyperactivity disord
Lybalvi	olanzapine and samidorphan	5/28/2021	To treat schizophrenia and certain aspects of bipolar I disorder
Qulipta	atogepant	9/28/2021	To prevent episodic migraine
Quviviq	daridorexant	1/7/2022	To treat insomnia
Zavzpret	zavegepant	3/9/2023	To treat migraine